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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  June 12, 2002


                            INFINEON TECHNOLOGIES AG

                              St.-Martin-Strasse 53
                                 D-81541 Munich
                           Federal Republic of Germany
                                Tel: +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                      ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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         This Report on Form 6-K contains a copy of a press release announcing
Infineon's acquisition of Ericsson Microelectronics.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INFINEON TECHNOLOGIES AG


Date:  June 12, 2002                        By:  /s/ ULRICH SCHUMACHER
                                               ------------------------
                                                     Dr. Ulrich Schumacher
                                                     Chairman, President and
                                                     Chief Executive Officer


                                            By:  /s/ PETER J. FISCHL
                                               --------------------------------
                                                     Peter J. Fischl
                                                     Chief Financial Officer


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ERICSSON AND INFINEON TEAM UP FOR WIRELESS SOLUTIONS

INFINEON ACQUIRES ERICSSON MICROELECTRONICS

Munich, Germany, Stockholm, Sweden - June 12, 2002 - Ericsson and Infineon Technologies AG (FSE/NYSE: IFX) today announced that they have entered a long-term strategic partnership. Infineon will acquire the core business of Ericsson Microelectronics (MIC), Ericsson's internal semiconductor supplier, for approximately Euro 400 million. This transaction will be executed in a share based deal. Approval by the responsible anti-trust authorities is pending, and closing is expected during summer 2002. This transaction makes Infineon a strategic supplier of important components for Ericsson in the areas of wireless infrastructure and mobile phones. Ericsson and Infineon will expand their cooperation for present and future wireless solutions, for instance in the areas of 2.5 and 3G.

Infineon's wireless activities have been focusing on the high volume business of semiconductors for mobile phones. The acquisition allows Infineon to expand its business in Bluetooth solutions and radio frequency (RF) components for mobile phones as well as mobile infrastructure. MIC is today one of the world's largest suppliers of Bluetooth components and Infineon will further strengthen its leading market position through the acquisition of MIC. In the infrastructure segment MIC has become one of the world's largest manufacturer for high end power amplifiers and is one of the major suppliers and design partners to Ericsson, market leader in base stations. Infineon will combine these strong positions with its leading design and manufacturing capabilities to offer highly optimized components that are cost competitive and significantly reduce time-to-market.

"Ericsson is the leading infrastructure technology provider and we have found Infineon to be the ideal supplier and partner for our state-of-the-art solutions," says Kurt Hellstrom, CEO and President of Ericsson. "We view this as a significant step in further focusing on our core business."

"This strategic partnership will significantly strengthen our communications business", commented Dr. Ulrich Schumacher, President and CEO of Infineon Technologies. "In addition to building on our wireless design expertise, Infineon will team up with Ericsson as a leader in the wireless world and become a strategic supplier", Schumacher continued.


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Ericsson Microelectronics, headquartered in Stockholm, Sweden, is a supplier of world-class radiofrequency microelectronic components for wireless applications, high end power amplifiers and broadband communications.

ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/


TELEPHONE CONFERENCE INFORMATION
The Management Board of Infineon Technologies will conduct a telephone conference to inform analysts and institutional investors on June 12, 2002 at 2:00 p.m. Central Europe Time (CET). A broadcast of the telephone conference will be available live and for download on Infineon`s web site at: http://www.infineon.com


This press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements and all other statements that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Infineon and Ericsson.

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FOR THE BUSINESS AND TRADE PRESS
Informationnumber INFXX200206.105 e
 INFINEON TECHNOLOGIES AG
 Corporate Media Relations:                Corporate Media Relations:              Corporate Investor Relations:
 Katja Schlendorf                          Gunter Gaugler                          Matthias Poth
 Phone: ++49 89 234-26555, Fax: -28482     Phone: ++49 89 234-28481, Fax: -28482   Phone: ++49 89 234-26655, Fax: -26155
 katja.schlendorf@infineon.com             guenter.gaugler@infineon.com            investor.relations@infineon.com
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